EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Results of Annual Meeting of Shareholders

Toronto, Ontario – March 02, 2026 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA) (TSX:ELVA), a lithium-ion battery technology and manufacturing company, is pleased to announce that all of the resolutions that shareholders were asked to consider at its 2025 Annual General Meeting held on February 27, 2026 in Toronto, Ontario, were approved. The six directors named in the management information circular of the Company, being Dr. Sankar Das Gupta, Dr. Raj Das Gupta, Dr. James Jacobs, Dr. Carolyn Hansson, Mr. Kartick Kumar, and Mr. Steven Berkenfeld were each elected as directors by over 98.7% of the votes cast for and less than 1.3% of the votes withheld at the Meeting for each director individually. Detailed results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
Dr. Sankar Das Gupta	23,991,627	42,067	99.82%	0.18%
Dr. Carolyn Hansson	23,724,006	309,688	98.71%	1.29%
Dr. James K. Jacobs	23,873,595	160,099	99.33%	0.67%
Mr. Kartick Kumar	23,869,370	164,324	99.32%	0.68%
Mr. Steven Berkenfeld	24,009,294	24,400	98.82%	1.18%
Dr. Raj DasGupta	24,014,577	19,117	99.92%	0.08%

MNP LLP, were re-appointed as the auditors of the Company.

The special resolution to approve the increase to the options issuable under the Company’s stock option plan was passed with 88.29% voting in favor and 11.71% voting against the resolution.

The special resolution to approve the domestication of the Company to the United States was passed with 99.79% voting in favor and 0.21% voting against the resolution.

Additional details are included in the report of voting results filed under the Company’s profile on SEDAR at www.sedarplus.ca.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com /905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA; TSX: ELVA) is a technology-driven lithium-ion battery company commercializing its proprietary Infinity Battery Technology, designed for superior safety, longevity, and performance in mission-critical industrial, robotics, defense and energy-storage applications. The Company leverages a strong intellectual-property portfolio and advanced materials expertise to deliver durable, high-value battery solutions to global OEMs and end users. To support growing demand and advancing energy-security and national-security objectives, Electrovaya is expanding U.S. manufacturing through its 52-acre Jamestown, New York site, which includes a 137,000-square-foot facility planned as its first gigafactory. Electrovaya also operates two Canadian sites focused on research, engineering, and product commercialization. For more information, please visit www.electrovaya.com.